03000789

Act: 34
Section: 12(g)
Rule:
Public Availability: 11-7-03

DC

November 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

PROCESSED
FEB 03 2004
THOMSON FINANCIAL

Re: Marengo Bancshares, Inc.
Incoming letter dated August 26, 2003

Based on the facts presented, the Division is unable to provide the requested no-action relief regarding registration under Section 12(g) of the Exchange Act. Section 12(g) requires that any issuer having total assets exceeding $10,000,000 and a class of equity security (other than an exempted security) held by more than 500 record holders as of the last day of its fiscal year must register such class of equity security with the Commission.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Keir Devon Gumbs
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2003

James J. Kemp, Jr.
Kemp & Grzelakowski, Ltd.
Suite 500
1900 Spring Road
Oak Brook, Illinois 60523

Re: Marengo Bancshares Inc.

Dear Mr. Kemp:

In regard to your letter of August 26, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

KEMP & GRZELAKOWSKI, LTD.

LAW OFFICES

Suite 500
1900 Spring Road
Oak Brook, Illinois 60523
www.kemp-grzelakowski.com
Phone (630) 571-7711
Fax (630) 571-7755

JAMES J. KEMP, JR.
kemp-grzelakowski@email.msn.com
Direct Fax (630) 571-5353

August 26, 2003

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: **Marengo Bancshares, Inc. (the "Company")**
Request for Exemption Relief from Registration under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of Marengo Bancshares, Inc., an Illinois corporation (the "Company"), we hereby apply for exemption or request no action relief under Section 12(h) of the Exchange Act from the registration requirements of Section 12(g) of the Exchange Act.

Since the Company's current total assets are in excess of $10 million, the Company is seeking an exemption or no action relief to avoid becoming a reporting Company as may otherwise be required by Section 12(g) of the Exchange Act as the result of the continual distribution of stock by its current stockholders for estate planning and gifting purposes to other family members or related entities.

In connection with this request for exemption or no action relief, the Company has provided us with, and authorized us to make on its behalf, the following factual representations.

I. Background

(a) Company and Its Subsidiaries. The Company was incorporated under the laws of the state of Illinois on May 8, 1997 for the sole purpose of becoming a registered bank holding company to acquire 100% of the issued and outstanding common stock of a Prairie State Bank, a de novo Illinois community bank (the "Bank"). The Company is regulated by the Federal Reserve Board, and the Bank is regulated by the State of Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation. As of June 30, 2003, the Company had total assets of $43,102,000.00, stockholders equity of $5,102,000, and 419 stockholders.

At the time of its organization in 1997, the Company issued 310,703 shares of its common stock, $1.00 par value (the "Common Stock") to 330 stockholders. A secondary offering in January, 2001 resulted in the issuance of an additional 129,107 shares of its Common Stock to 197 stockholders, of which 72 stockholders were new stockholders. 402

The Company's unaudited balance sheet as of June 30, 2003 consisted of its investment in the Bank along with its deposit accounts of approximately $1,300,000.00 and a software license asset having a value of approximately $1,300.00. While other investment opportunities are certainly available to the Company pursuant to the Rules and Regulations of the Federal Reserve Board since its inception in 1997 the Company has invested only in the Bank.

(b) Stock Ownership History. As mentioned above, the Company was initially capitalized through the sale of 310,703 shares of its Common Stock to 330 stockholders. Of those 330 stockholders, one stockholder purchased 20,000 shares of Common Stock, a second stockholder purchased 20,000 shares of common stock, a third stockholder purchased 15,000 shares of Common Stock and a fourth stockholder purchased 10,000 shares of Common Stock. The remaining 235,703 shares of Common Stock were purchased by 326 stockholders, resulting in an average of 723 shares per stockholder,with most stockholders purchasing between 100 and 500 shares. In addition, numerous shares were sold to different members of the same families.

In the secondary offering in January, 2001, two stockholders purchased 12,000 or more shares of Common Stock, one stockholder purchased 7000 shares of Common Stock, one stockholder purchased 5500 shares of Common Stock, one share holder purchased 5000 shares of Common Stock, and four stockholders purchased between 3000 and 4000 shares of Commons Stock. Thus, the remaining 73,680 shares of Common Stock were purchased by 188 stockholders, or an average of 392 shares per stockholder. Again, many of the subscribers to the secondary offering were already stockholders of the Company, and many of the new stockholders of the Company were related parties.

The initial and secondary offering of the Company's Common Stock resulted in 402 stockholders. As will be more fully discussed later in this letter, a number of those stockholders have gifted or otherwise transferred shares to other family members, which has resulted in the number of stockholders increasing to 419 as of June 30, 2003. It is the concern of the Company that this trend will continue, thereby resulting in the Company exceeding the 500 stockholder threshold in the not to distant future.

II. Discussion

(a) Exchange Act Registration Requirements. Section 12(g) of the Exchange Act requires every issuer having total assets of more than $1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, however, the Securities and Exchange Commission (the "Commission") has promulgated Rule 12g-1, which raises the total assets test from $1 million to $10 million on the last day of the issuer's most recent fiscal year.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the "1964 Amendments"). Before the 1964 Amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 3(c) of the 1964 Amendments has been expressed in various ways:

The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would ... provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028.

The Commission, citing a report on its study that made the legislative recommendations that served as the basis for the 1964 Amendments, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189 (Oct. 20, 1981) (citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62). (Emphasis added)

The Commission later stated that the numerical thresholds contained in Section 12(g) were selected because it believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407 (July 8, 1986). (Emphasis added)

All of the above authorities indicate that Congress intended to require Exchange Act registration by an issuer that had "publicly traded securities" or "securities traded in the over-the-counter market," and that these securities were the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest." In addition, the Congressional intent to require registration only in cases where there is active investor interest is borne out by the standards under which the Commission may grant

(b) Relief under Section 12(h). We hereby request that you grant the Company an exemption or no-action relief pursuant to Section 12(h) of the Exchange Act.

Section 12(h) of the Exchange Act authorizes the Staff to exempt an issuer from the registration requirements of Section 12(g) if the Staff finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

(c) Appropriateness of Exemption or Other Relief. We believe that it would be appropriate for the Staff to grant the Company an exemption or no action relief under Section 12(h) of the Exchange Act from the registration requirements of Section 12(g) for its Common Stock. While the Company presently has 419 public investors (and anticipates that number to increase beyond the 500 stockholder threshold), as will be demonstrated later in this letter, there is very little trading interest in its Common Stock, and the Company undertakes to deliver to stockholders a comprehensive Annual Report, including a copy of the Company's consolidated Financial Statements. We believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act due to the fact that it may soon have over 500 stockholders.

(d) Number of Public Investors. The first factor set forth in Section 12(h) of the Exchange Act is the number of public investors in the issuer. As of the date of this letter, the Company has 419 public investors in its Common Stock, which number the Company expects to increase as shares are gifted for estate planning purposes or which pass upon the death of present stockholders. The present 419 stockholders represent approximately 275 families, meaning that a number of members of the same families have invested in the Company in the spirit of true community banking.

(e) Trading Interest. The second factor listed in Section 12(h) is the level of trading interest in a company's equity securities. In the case of the Company, there has been very little trading interest in the Company's Common Stock. During the past sixteen (16) months, there have been no transactions involving bona fide third party purchasers of Common Stock, except as noted below. During this period, there have been thirteen (13) transactions that involved the reissuance of shares to related or affiliated parties for estate planning or reorginizational purposes. There was one transaction wherein the Company repurchased shares from a corporate stockholder which had purchased its shares in the secondary offering; the repurchase price was the same price as that corporate stockholder paid for the shares pursuant to said secondary offering. The Company then re-sold those shares at the same price to nine (9) persons or entities, six (6) of which were already stockholders of the Company's Common Stock. Other than the above-described stock repurchase/resale transactions, there has been virtually no trading interest in the as a community banking entity, and its stockholders, the vast majority of which are members of the community, invested in the spirit of that philosophy and with an intent to hold the Common Stock of the Company without any expectation of there being an active market for the Common Stock. Each subscriber pursuant to either the initial or secondary offering was advised that there was no public market for the Common Stock, and that there were no assurances that the Company would register the Common Stock in the future. Further, each subscriber pursuant to the initial and secondary offering represented that he acquired the Common Stock for investment for his own account and not with the view to the distribution of the Common Stock, that he was aware of the limited transferability of the Common Stock, and that he had no need for liquidity in such investment.

Based upon the very limited trading activity in the Common Stock since the inception of the Company, it certainly appears that the stockholders have taken the long-term view toward their investment in the Company, and that their representations in acquiring shares of the Common Stock were accurate. Finally, in our opinion, the extremely limited trading activity in the Common Stock of the Company provides a sound basis for the Staff to grant an exemption from the registration requirements of Section 12(g).

(f) Nature of Issuer. The last factor specifically set forth in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. All of the Company's income and assets relate directly to the community banking activities of the Company's subsidiary. While the assets and income of the Company are not insubstantial, they are related to the Bank. As pointed out above, the Company has not ventured into other authorized businesses, and it does not intend to do so, except as may support the activities of the Bank in accordance with the Bank's regulatory authorities. In effect, the Company merely provides a shell over the Bank. If the Company were not in existence, the nature of the issuer would not change, yet the securities of the Bank would be exempt from registration pursuant to Section 3(a)(5) of the Securities Act of 1933 (the "Securities Act"), with the powers, functions, and duties vested in the Commission to administer and enforce Section 12 of the Exchange Act being vested in the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation pursuant to Section 12(i) of the Exchange Act. Further, if the Common Stock of the Company had been issued in connection with a reorganization of the Bank (and not coincident to the organization of the Bank), the securities of the Company would be exempt from registration pursuant to Section 3(a)(12) of the Securities Act. Thus, in our opinion, the nature of the issuer in the present situation is consistent with the authority granted to the Staff to exempt an issuer from the registration requirements of Section 12(g).

We believe that, after consideration of the foregoing factors and their application to the Company, the purposes for which Section 12(g) was enacted would not be advanced, and the Company would be subject to unnecessary hardship, by requiring registration of the Company's Common Stock.

(g) Information Available to Stockholders. So long as the Company is relying on the relief provided pursuant to this letter, the Company, upon attainment of 500 stockholders, undertakes to comply with the information requirements set forth by the Staff in its Guidelines. Consequently, the Company will undertake to distribute to stockholders of Common Stock a document containing the information required by Form 10 under the Exchange Act (the "Information Statement").

The Information Statement will include, among other things, the following: information concerning the Company's business, selected financial data, management's discussion and analysis of financial condition and results of operations, quantitative and qualitative disclosures about market risk, properties information, security ownership of certain beneficial owners and management, directors and executive officer information, certain relationships and related transactions information, legal proceedings information, information concerning executive compensation, a description of the Company's capital stock, a description of the indemnification of directors and officers, annual audited consolidated financial statements (prepared in accordance with generally accepted accounting principles ("GAAP")), unaudited quarterly financial information (prepared in accordance with GAAP) through the period most recently available at the time the Information Statement is prepared, and information on changes in and disagreements with the accountants on accounting and financial disclosure.

In addition to the Information Statement, within 60 days after the end of each quarter, the Company will also provide to stockholders of the Company's Common Stock quarterly reports (the "Quarterly Reports") which contain essentially the same information as the Company would prepare for an Exchange Act quarterly report on Form 10-Q. The Quarterly Reports will include, among other things, the following: unaudited quarterly financial statements (prepared in accordance with GAAP), management's discussion and analysis of financial condition and results of operations, quantitative and qualitative disclosures about market risk, legal proceedings information, information concerning changes in the terms and rights of holders of securities, information concerning executive compensation, information concerning any defaults upon senior securities and information concerning any matters submitted to a vote of security holders.

The Company will also provide, upon attainment of the 500 stockholder threshold and subsequently within 120 days after the end of each fiscal year, to stockholders of the Company's Common Stock annual reports (the "Annual Reports") which contain essentially the same information as the Company would prepare for an Exchange Act annual report on Form 10-K. The Annual Reports will include, among other things, the following:

information concerning the Company's business, properties information, legal proceedings information, information concerning executive compensation, information concerning any matters submitted to a vote of security holders, selected financial information, management's discussion and analysis of financial condition and results of audited consolidated financial statements (prepared in accordance with GAAP), information concerning any changes in and disagreements with accountants on accounting and financial disclosure information, directors and executive officer information, security ownership of certain beneficial owners and management and certain relationships and related transactions information.

The Company undertakes to provide, free of charge, to stockholders of the Company's Common Stock, copies of the Information Statement, Quarterly Reports and Annual Reports, on a continuing basis, so long as the stockholder agrees to keep such documents confidential. In the event a stockholder will not agree to keep such documents confidential, the Company undertakes to make the Information Statement, Quarterly Reports and Annual Reports available for inspection during normal business hours at its corporate headquarters. See AMIS Holdings, SEC No-Action Letter (July 30, 2001).

III. Conclusion

Because of the limited number of unrelated public investors, the lack of trading interest in the Company's securities, and the nature of the Company as a regulated bank holding company and as a shell of the state-and-federally-regulated Bank, we believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act. We respectfully request that you issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from registering under Section 12(g) of the Exchange Act its Common Stock upon the attainment of the 500 stockholder threshold.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with the members of the Staff by telephone prior to any written response to this letter, or if we may otherwise be of assistance, please telephone the undersigned or Eugene J. Rudnik at (630) 571-7711.

Very truly yours,

KEMP & GRZELAKOWSKI, LTD.

James J. Kemp, Jr.

JJK/emg